July 15, 2009

Dominic Minore

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Re:	THL Credit, Inc. (the “Company”) File No. 333-159636

Dear Mr. Minore:

We are in receipt of your comment letter of July 10, 2009, regarding the initial Registration Statement on Form N-2 related to the issuance of common shares of the Company.

The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company’s Registration Statement discussed below. These changes have been reflected in Pre-Effective Amendment No. 1 to the Company’s Registration Statement filed today on EDGAR. We are enclosing herewith a version of Pre-Effective Amendment No. 1 that has been marked to show the Company’s responses to your comments, as well as other changes made to the Registration Statement since its filing on June 1, 2009.

The Company’s responses to your comments are set forth below. For ease of reference, each of your comments is set forth in italics and followed by the corresponding response.

1.	Registration Statement

In your response letter, discuss the Company’s plans to register its shares under the Securities Exchange Act and when it intends to file an election to be regulated as a BDC on Form N-54A.

The Company is filing contemporaneously with this amendment Form 8-A to register its common stock under the Exchange Act and expects to file at the time of pricing its Form N-54A to elect status as a business development company.

Richard T. Prins, Esq.

2.	Prospectus Cover Page

Expand the third paragraph to clarify that THL Credit Advisors, L.P. is newly registered and, if true, is newly formed and has no experience managing or administering a BDC.

The requested change has been made.

Revise to present the phrase “our shares have no history of public trading” in a prominent manner. See Instruction to Item 1.1.i. of Form N-2.

The requested change has been made.

In the second sentence of the sixth paragraph, replace the phrase “this risk is likely to apply” with the phrase “this risk of loss applies.”

The requested change has been made.

Expand footnote (1) to include both the per share and total dollar amount of the offering expenses and also disclose that the offering expenses will be borne indirectly by investors in this offering and, therefore, will immediately reduce the net asset value of each investor’s shares.

The requested change has been made.

Expand footnote (2) of the pricing table to indicate the per share amount of offering expenses that purchasers in this offering will bear either directly or indirectly. Also disclose the net proceeds to the Company on a per share and total amount basis.

The requested change has been made in footnote (1).

In the paragraph immediately following the Table of Contents, disclose the Company’s duty to update the prospectus during the offering period.

The requested change has been made.

Richard T. Prins, Esq.

3.	Prospectus Summary

a.	THL Credit, Inc.

Highlight the types of investments that must constitute at least 70% of the value of the Company’s total assets.

The requested change has been made.

Expand the penultimate sentence of the third paragraph to indicate whether the Company may invest in the securities of emerging market issuers. Expand the corresponding risk factor discussion as appropriate.

The Company does not believe disclosure of this possibility in the summary is appropriate in light of the low likelihood that it will invest in emerging market issuers and has not made this change.

Provide a plain English definition of “sponsored mezzanine investments,” “unsponsored mezzanine investments,” and “sponsored transactions.”

The requested change has been made to reflect that the term “sponsor” is equivalent to “private equity firm.”

Revise the last paragraph to make clear that the Company does not anticipate borrowing money during the next twelve months for investment purposes.

The requested change has been made.

b.	THL Credit Advisors, L.P.

Disclose when THL Credit Advisors was formed and when it became a registered investment advisor.

The requested change has been made.

Richard T. Prins, Esq.

In the first sentence of the second paragraph, clarify the period over which the THL Credit Principals were responsible for over $40 billion in investments, and whether they were exclusively responsible for the $40 billion in investments. Also specify the amounts of investments for which they have been responsible during the past two years.

The requested change has been made.

Expand the first sentence of the second paragraph to identify the minimum number of years of investment experience if the THL Credit Principals. Also provide the same information regarding the balance of the Company’s investment team, namely Terrence W. Olson and the “other investment professionals.”

The change requested regarding minimum experience has been made. The change regarding Mr. Olson and the other investment professionals has not been made as no disclosure would ordinarily be required regarding investment professionals other than the five most significant.

Identify the year in which each of the THL Credit Principals joined THL Partners.

None of the principals has been an employee or partner of THL Partners, and the Prospectus does not state or imply that they have or have ever had such status.

Expand the third paragraph to describe the “structures” that THL Credit Advisors is exploring to enable investors in THL Credit Opportunities, L.P. (“Credit Opportunities”) to cancel their undrawn capital commitments in Credit Opportunities to the extent they purchase shares from the Company in connection with this offering. The discussion should also highlight the price, the type of consideration, cash or otherwise, to be used, and other terms under which the purchases will be made. In your response letter, please discuss the following: whether Credit Opportunities is privately held and, if so, whether the existence of the undrawn capital commitments constitutes a continuance of the private offering of its securities; whether the undrawn capital commitments constitute a contractual obligation by Credit Opportunities’ investors and whether the purchase of the shares of the Company common stock will release the Credit Opportunities investors from that contractual obligation; and whether the offering of the shares of the Company to Credit Opportunities investors presents any “gun-jumping” issues.

The revised disclosure summarizes the structure through which this investment will be made. As stated in the disclosure, Credit Opportunities is privately held. Capital commitments to Credit Opportunities constitute absolute contractual obligations and accordingly there is no ongoing offering of interests in Credit Opportunities. As stated in the revised disclosure; a separate special purpose vehicle owned by the investors in Credit Opportunities will be utilized by the manager of Credit Opportunities to make a discretionary investment in the Company in the offering. As the offering to Credit Opportunities will be made pursuant to the prospectus included in the present registration statement and will be completed only after the registration statement is declared effective, there is no Section 5 “gun-jumping” issue.

Richard T. Prins, Esq.

The historical information pertaining to THL Partners should be given less prominence by moving it to the body of prospectus and should be confined to the period, if any, during which the THL Credit Principals were part of THL Partners.

The Company believes that it is permitted to include in the summary information which is not false and misleading whether or not such information is required by Form N-2. Accordingly, the Company has retained information regarding THL Partners in the summary.

Expand the discussion to specify the amount of the management fee and the incentive fees that are payable by the Company under the Investment Management Agreement.

The requested change has been made.

Disclose that, unlike most advisory fees that are based on an entity’s net assets, THL Credit Advisors’ advisory fee is based on the Company’s gross assets and, therefore, THL Credit Advisors will benefit when the Company incurs debt or uses leverage. Explain how the Company’s Board of Directors will monitor this conflict of interest.

The Company believes that the advisory fees of substantially all closed-end registered investment funds — and many open-end registered investment funds — that are permitted to issue senior securities are computed by reference to gross assets (or a similar concept called “managed assets”). Consequently, the Company believes the requested change would be inaccurate and has not made it. The Company has added disclosure regarding the potential conflict of interest and the role of the board of directors regarding the issuance of senior securities.

c.	Investment Strategy

In your response letter, provide a brief description and identify the duration of the “long-standing relationships” referred to in the second paragraph.

The longstanding relationships referred to include senior personnel at major investment banks, commercial banks and private equity sponsors built up over a period of the past more than 20 years.

Richard T. Prins, Esq.

Disclose the types of entities that would constitute the “local intermediaries” mentioned in the last sentence of the second paragraph.

The requested change has been made.

d.	Competitive Advantages

Reconcile the myriad claims and expectations described under each sub-heading of this section with the fact that the Company has no history of operations and that THL Credit Advisors apparently has never managed a business development company.

The Company does not believe any reconciliation is required as each of the claims and expectations is consistent with the experience of the management team and with the absence of any operations by the Company or prior management of a BDC by the manager. The Company has prefaced the discussion with a reminder as to the status of the Company and the manager.

e.	No Legacy Portfolio

Expand the discussion to state that there can be no assurances that the Company will be able to avoid losses or that the credit quality of its investment portfolio will not deteriorate.

The requested change has been made.

f.	The Offering – Use of Proceeds

Disclose what “general corporate purposes” includes.

The requested change has been made.

Richard T. Prins, Esq.

g.	The Offering – Investment Management Agreement

Disclose which of THL Credit Advisors’ affiliates may be entitled to receive an incentive fee. Also disclose under which contract these incentive fee payments may be made.

As disclosed, only THL Credit Advisors receives any advisory fee. The prospectus discloses that the incentive fees are paid pursuant to the Investment Management Agreement.

In your response letter, discuss the factors that the Company’s Board of Directors considered when adopting the investment management agreement that provides for the base management fee based on gross assets. Specifically, indicate whether the Board considered that the arrangement may compensate the investment advisor for accrued but unpaid liabilities for various periods of time.

The factors taken into account by the Board of Directors included: that substantially all of the externally managed publicly offered BDCs have advisory agreements based on gross assets or managed assets, that the intensive nature of the investment process could inappropriately disincentivize the manager from incurring leverage on behalf of the Company in appropriate circumstances if the advisory fee were based on net assets and that the manager should be compensated for the additional work involved in due diligencing, structuring, negotiating and monitoring additional investments acquired with the proceeds of leverage.

The Company does not believe that a base management fee based on gross assets compensates for accrued but unpaid liabilities, as they are not deducted in its calculation, although the Company recognizes that the absence of such a deduction may increase the amount of assets on which the fee is based.

In your response letter, confirm that estimates of all of the costs and expenses for which the Company will reimburse THL Credit Advisors are included in the prospectus fee table and expense example presentation.

The Company hereby confirms the requested statement.

h.	Fees and Expenses

We note the absence of the Acquired Company Fees & Expenses line item from the Company’s fee table. Please confirm to us in your response letter that the Company will not make investments that trigger the need for applicable Acquired Company Fees & Expenses disclosure.

Richard T. Prins, Esq.

The Company does not expect to invest in money market funds or other investment funds. If it does so, it will include the indirect expense in its expense calculation and, if applicable, include a separate line item for such amounts.

The fees contained in the “Base Management Fees” line item should be presented as a percentage of net assets attributable to common stock with the Company’s expected degree of leverage taken into account. Also provide a brief explanation in footnote (4) of how the conversion from Gross Assets to net asset attributable to common shares was performed.

Inasmuch as the Company does not anticipate issuing senior securities, the requested disclosure is not applicable.

Footnote (4) should also provide a precise definition of “gross assets.” Also provide a precise definition of “leverage” that will be used in the context of determining the “gross assets” that are subject to the management fee. This should also be made clear in the Investment Management Agreement between the Company and the Advisor.

Additional definitional language for “gross assets” has been included. Such language has not been included for “leverage” as it is not a component of gross assets. The Company believes the language of the Investment Management Agreement is clear on this matter.

In footnote (5), carve-out amounts used for “general corporate purposes” from the phrase “substantially all of our investment proceeds.”

Inasmuch as any portion of the proceeds used for expenses or distributions is expected to be recovered by income over the first 12 to 18 months of operations, the Company does not believe the requested carve-out would be accurate.

Expand footnote (5) to clarify whether there will be any “claw back” if a cumulative annual hurdle rate of 8% is not realized. Disclose whether the Advisor will be required to repay any incentive fee that is based on accrued income that the Company never actually receives.

The requested change has been made.

Expand footnote (6) to make clear that all amounts paid to the Administrator under the Administration Agreement consist exclusively of reimbursements at cost with no profit to the Administrator.

The requested change has been made.

Richard T. Prins, Esq.

Delete the word “Estimated” from the “Estimated Annual Expenses” line item. Also delete the parenthetical “(estimated)” from the “Total Annual Expenses” line item.

The Company believes use of the word “estimated” in this context is prevalent and correct and has not made a change.

In the “Interest Payments on Borrowed Funds” line item, replace the word “None” with a numerical value.

The requested change has been made.

Disclose unequivocally whether or not the Company anticipates leveraging through either borrowing or the offering of preferred stock during the next twelve months. If the Company does not disclose that it will not use leverage during the next twelve months, then provide the following additional disclosure, as applicable:

The requested change has been made in response to your final comment in 3(a) above. The balance of the items under this paragraph (h) are consequently not applicable.

Under the “Stockholder transaction expenses” section of the fee table, provide a “preferred stock offering expenses borne by holders of common stock” line item presentation. Expand the disclosure accompanying the Example to clarify that such amount is included in the Example tabular presentation.

N/A

Make clear that the “Other expenses” line item includes the cost of issuing preferred stock.

N/A

Include a numerical value for the “Interest Payments on Borrowed Funds” line item. Also disclose in a footnote the assumptions used when determining the amount included in the “Interest Payments on Borrowed Funds” line item; for example, the percentage of the Company’s total assets that amounts borrowed for investment purposes is likely to constitute; the likely annual interest rate on the amount borrowed; the amount of any commitment fee rate that is likely to be charged; etc. Also, in a separately captioned section of the prospectus, describe the likely terms, including material covenants, of the borrowing that the Company is expected to secure.

Richard T. Prins, Esq.

N/A

Add a “Cost of Servicing Preferred Stock” line item (or in the alternative, include such expenses in an appropriate caption, e.g., “Leverage Expense”) before the “Total annual expenses” line item, and provide a footnote explanation. The cost of servicing preferred stock or leverage expense component should include all of the costs of servicing and issuing preferred stock stated as a percentage of net assets attributable to common shares.

N/A

State that the Expense Example includes the cost of servicing preferred stock and/or amounts borrowed.

N/A

4.	Example

Revise the Example so that both the total stockholder transaction expenses and the total annual expenses are given effect in the narrative and tabular presentation.

The requested change has been made.

In the paragraph following the table, change the word “significant” to “material” and, if applicable, include any material amount of incentive fee payable under the investment management agreement assuming a 5% annual return.

The requested change has been made.

We may have further comment when the fee table and example are completed.

Richard T. Prins, Esq.

5.	Risk Factors

Disclose whether the Company has a policy that limits, the amount of its assets that may be invested in illiquid securities. In the alternative, state that all of the Company’s assets may be invested in illiquid securities.

The Company has disclosed that it has no limitations on the proportion of its assets that may be invested in illiquid securities.

In your response letter, confirm that the Company will not engage in reverse repurchase agreements. In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by the Company and, if true, that they are subject to the Company’s overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.

The Company does not intend to use reverse repurchase agreements but does not agree that they represent loans to the Company under the 1940 Act or are subject to the Company’s leverage limitations under the 1940 Act if segregation or cover is used. Under SEC Rel. No. 10666 and subsequent no action letters, reverse repurchase agreements, dollar rolls and similar investment structures do not constitute senior securities if the investment company properly segregates assets or otherwise covers its obligations under such structures.

a.	If we use borrowed funds or the proceeds of preferred stock to make investments…

Expand the discussion to clarify that drops in asset values may magnify losses or totally eliminate the Company’s equity in a leveraged investment.

The requested change has been made.

Disclose that should the Company issue preferred stock as a means of leverage, all of the costs of offering and servicing preferred stock, including dividend payments, will be borne entirely by the Company’s common shareholders. Also disclose that the interests of the preferred stockholders are not necessarily aligned with the interests of common stockholders and that the rights of holders of preferred shares to receive dividends will also be senior to those of the holders of common shares.

The requested change has been made.

Richard T. Prins, Esq.

In your response letter, confirm that the Company will not borrow from, grant security interests to, or pledge assets to affiliates.

Although the Company is not precluded from borrowing money from affiliates under the 1940 Act, it does not intend to do so. It will not pledge or grant a security interest in any such borrowings to affiliates, as such transactions would constitute sales for purposes of Sections 17 and 57.

Disclose that any person from whom the Company borrows will not have either a veto power or a vote in approving or changing any of the Company’s fundamental policies.

BDCs do not have fundamental policies, as they are not subject to Section 8 of the 1940 Act. Accordingly, no change has been made.

Clarify whether any grant of a security interest in the Company’s assets in connection with any borrowing by the Company will be limited to one-third of the Company’s total assets.

The requested change has been made.

b.	We may face conflicts of interest in our investing activities…

Disclose how the Advisor will achieve the allocation of investment opportunities “in a fair and equitable manner.” For example, will it be on a pro rata basis or will it involve a more subjective approach?

The requested change has been made in response to your comment 10 (Certain Relationships).

c.	Our incentive fee may induce our investment advisor…

Briefly highlight how the Company’s Board of Directors will monitor the conflict of interests described therein. Also, expand the discussion to disclose that the Company’s investment advisor also controls the timing of when capital gains and losses will be realized on the Company’s investments and that it therefore has a conflict of interest to maximize its incentive fee even though the timing may not be in the best interests of the Company’s shareholders.

Richard T. Prins, Esq.

Disclosure has been added regarding monitoring this conflict of interest. Inasmuch as all realized capital losses and all capital depreciation must be taken into account in calculating the gains based incentive fee and there is no “hurdle rate” prior to payment, the Company believes the manager does not have the ability to time its gains based incentive fee and accordingly has not expanded this discussion.

d.	Our investments in foreign securities may involve significant risks…

Disclose that at least 70% of the Company’s investment must be in issuers each of whom is organized under the laws of, and has its principal place of business in, any State of the United States, the District of Columbia, Puerto Rico, the Virgin Islands, or any other possession of the United States.

The requested change has been made.

Disclose how the Company’s investment in foreign securities furthers the Company’s investment strategies pertaining to its U.S. investments.

The Company believes that its investment in foreign securities or other nonqualifying assets is not required to further or bear any relationship to its U.S. investments, in part because the language in the legislature history is by way of example and not prescriptive and also because the legislative history could not in any event limit the plain meaning of the statutory language.

Highlight the heightened risks of investments in the securities of emerging market issuers.

The requested change has been made.

e.	Regulations governing our operation as a BDC may limit our ability…

Expand the disclosure to explain fully the activities and risks contemplated by the “securitization transactions” that may provide the Company with additional capital.

The Company has deleted any reference to securitization as it believes such structures are not currently viable for the kinds of assets the Company intends to invest in.

Richard T. Prins, Esq.

In this regard, also disclose whether or not the Company may directly or indirectly issue, through the establishment of a subsidiary or other entity, tender option bonds. If tender option bonds may be issued, then disclose that no more than 15% of the Company’s portfolio securities or other assets may be deposited, sold, or otherwise transferred in connection with the issuance. Also disclose that, in addition to the Company’s portfolio securities or other assets that are deposited, sold or otherwise transferred, the Company will further segregate other assets in an amount at least equal to the total face amount of the securities or other interests issued by the subsidiary or other entity.

The Company does not intend to utilize tender option bonds with respect to its anticipated assets.

In your response letter, confirm that the Company will not purchase or own inverse floating or other securities of tender option bond issuers. In the alternative, disclose that no more than 15% of the Company’s assets may be exposed to liabilities or other obligations in respect of inverse floating or other securities of tender option bond issuers.

The Company does not intend to utilize tender option bonds with respect to its anticipated assets.

f.	Investors in this offering will experience immediate dilution…

Expand the discussion to explain the other cause(s) for the immediate dilution to purchasers in this offering.

As there are no other causes, the language has been corrected.

6.	Distributions

In the last paragraph clarify that stockholders who receive distributions in the form of shares of common stock will not receive a corresponding cash distribution with which to pay any applicable federal, state or local taxes on the reinvested dividends.

The requested change has been made.

Richard T. Prins, Esq.

7.	Due diligence and investment process

Specify what will constitute a “vested interest” in the context of the Company’s borrower selection process.

The requested change has been made.

Revise the fourth and fifth sentences of the first paragraph to provide a plain English version of those sentences.

The requested change has been made.

8.	Investment structure

It is inappropriate for the Company to include in its prospectus the total return targets of 15% to 25% per year for the Company’s mezzanine loan investments. Accordingly, please delete the total return targets from the prospectus.

The Company has modified the disclosure to clarify that the return range is one of the manager’s criteria for mezzanine loan investments to be made by the Company, that the Company may not find investments that meet this criterion and that these investments may not meet expectations. Consequently, the Company believes that the disclosure, as revised, should not be treated differently from a disclosure point of view than other investment criteria such as projected revenues, positive EBITDA, experienced management team and the like. Consistent with the disclosure the return expectation is not a projection of return levels for the Company or any investment to be held by the Company.

9.	Directors

Please note that the requirements of Section 56(a) of the 1940 Act must be satisfied at the time that the Company files its Form N-54A.

This comment has been duly noted.

Richard T. Prins, Esq.

a.	Compensation of Directors

Clarify who is paying all of the compensation described in this section.

The requested change has been made.

b.	Compensation of Executive Officers

In your response letter, discuss whether the Company’s plans to retain its chief compliance officer not until “after completion of this offering” is consistent with the requirements of Rule 38a-1(a)(4) under the 1940 Act.

The Company has retained, and the board of directors has approved, an interim Chief Compliance Officer. The Company believes this is consistent with Rule 38a-1.

10.	Certain Relationships

Expand the penultimate sentence of the first paragraph to clarify how the THL Credit Advisors will make allocations of investment opportunities; for example, will it make allocations on a pro rata basis or will it instead employ subjective criteria. Also disclose the risks to the Company of THL Credit Advisors making allocations that are not always in the Company’s best interests.

The requested change has been made.

11.	Management Fee

Disclose, if true, that because the value of gross asset will be based on the value of the assets at the end of the quarter, the Company will effectively pay a higher base management fee when it has rising asset levels than one based on the value of assets as of the end of the month.

Inasmuch as the Company will not be valuing its assets on a monthly basis, the Company believes such statement would not be accurate.

Richard T. Prins, Esq.

12.	Incentive Fee

Clarify whether, in the event that the Company does not earn pre-incentive fee net investment income of 2% in any particular calendar quarter, no incentive fee on investment income will be paid until a 2% pre-incentive fee net investment income is earned cumulatively for each calendar quarter in any given year.

The requested change has been made.

Expand the last sentence of the first paragraph to explain what happens when an incentive fee is paid on pre-incentive fee net investment income on accrued income that ultimately is not collected.

The requested change has been made.

Disclose how the Company’s Board of Directors will monitor the potential for the investment advisor to manipulate income so as to recognize income in quarters where the hurdle rate is exceeded.

Inasmuch as the Company will calculate the incentive fees on the accrual method under GAAP and the status for accrual purposes of the Company’s assets is closely related to the portfolio valuation process governed by the Company’s board of directors, the Company believes it is not generally feasible for the manager on its own initiative to recognize or delay recognition of income so as to affect the income component of the incentive fee.

13.	Payment of our expenses

In your response letter, identify which of the Company’s fee table line items includes each of the actual or estimated “costs and expenses” set forth in each of the bullet points and in the paragraphs following the bullet point presentation of this section.

The line item “Base Management Fees” includes from the bullet points under “Payment of our expenses” only the item “the base management fee and any incentive management fee.”

The line item “Other Expenses” includes all of the other bullet points under “Payment of expenses” except for the following items: “the base management fee and any incentive management fee;” “the costs of this and all future offerings of common shares and other securities, if any;” and, to the extent related to this offering and not in connection with any future offerings or ongoing operating matters, “registration fees;” “listing fees;” and the “costs of preparing and filing reports or other documents to the SEC.”

Richard T. Prins, Esq.

14.	Duration and termination

Expand the disclosure to indicate that the Company’s shareholders may also terminate the investment management agreement without penalty.

The requested change has been made.

15.	Limitations of liability and indemnification

Refer to the last sentence of the first paragraph, the part beginning with “unless a determination...” Explain to us in your response letter what is contemplated by the part of the last sentence of the first paragraph, beginning with the phrase “unless a determination...” and ending with the phrase “the foregoing conduct” Why is its inclusion not inconsistent with the limitations set forth in the 1940 Act?

The quoted language is simply a description of the mechanism for ensuring that the statutory standards under Sections 17(h) and 17(i) of the 1940 Act are satisfied.

16.	Regulation

In the penultimate sentence, briefly explain the reason why the Company’s investments in securities issued by investment companies might subject the Company’s stockholders to additional expenses.

The requested change has been made.

17.	Managerial assistance to portfolio companies

Refer to the second sentence of this section, beginning with the parenthetical “(other than small and solvent companies described above),” and including the entire third sentence. It appears as though the Company is establishing its own “offer to make significant managerial assistance” test, which appears to be somewhat limited. Section 2(a)(47) of the 1940 Act seems to indicate that what the Company is proposing in the second sentence is too narrow and that, with respect to what is being proposed in the third sentence, the Company should make clear that it is not the exclusive way that it provides such assistance.

Richard T. Prins, Esq.

The Company believes the disclosure cited accurately reflects the statutory requirement inasmuch as Section 2(a)(48)(B) provides that managerial assistance need not be offered to the small companies included in the parenthetical statement. The requested change regarding the methods of providing managerial assistance has been made.

18.	Temporary investments

Disclose that a repurchase agreement is a loan.

Additional disclosure has been added.

19.	Proxy voting policies and procedures – Introduction

Disclose when “THL Credit Advisors intends to register with the SEC as an investment advisor under the Advisers Act.”

The requested change has been made.

20.	Other

Revise the third paragraph to disclose instead that the Company will be subject to periodic examination by the SEC for compliance with the 1940 Act.

The requested change has been made.

Richard T. Prins, Esq.

21.	Underwriting

Please confirm to the staff whether FINRA has approved the underwriting terms of the Company’s offering.

The offering has been filed with the FINRA Corporate Finance Department. The review of the offering by the FINRA Corporate Finance Department is ongoing. The Company will advise when the underwriters receive the No Objections Letter from FINRA.

Under a section in the prospectus captioned “Additional Underwriter Compensation” describe the terms of any agreement that the Company has entered into with the underwriters, and specify the nature of the services that the underwriter has provided or will provide thereunder. Also clarify whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also file all such agreements as exhibits to the registration statement.

There are no agreements with the underwriters that are not described in the Underwriting section of the prospectus.

a.	No Sales of Similar Securities

Disclose the extent of any “securities convertible into or exchangeable or exercisable for or repayable with common stock” either currently issued by the Company or anticipated to be issued by the Company during the lock-up period.

The requested change has been made.

b.	Reserved Shares

Disclose whether and, if so, to what extent, purchasers of the reserved shares will bear any offering expenses.

The requested change has been made.

Richard T. Prins, Esq.

22.	Signatures

Please note the signature requirements of Section 6(a) of the Securities Act of 1933, which requires that the registration statement also be signed by a majority of the Company’s Board of Directors.

The initial filing was signed by the sole director, and the current filing is signed by the majority of the directors.

23.	Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Richard T. Prins, Esq.

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

We believe that the above responses adequately respond to the concerns raised in your comment letter. Should you have any additional comments or concerns, please feel free to contact me at (212) 735-2790 or Richard Cardillo at 212-735-2459.

Sincerely,

/s/ Richard T. Prins
Richard T. Prins

cc:	James K. Hunt
Sam W. Tillinghast
Terrence W. Olson
THL Credit, Inc.